mr

pls 2/10

Securities and Exchange Commission
RECEIVED

FEB 04 2011

Branch of Registrations and Examinations

11015034

SE ISSION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39356

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 AND ENDING December 31, 2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wedgewood Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9909 Clayton Road
(No. and Street)

St. Louis (City) Missouri (State) 63124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl LLP
(Name – *if individual, state last, first, middle name*)

705 Olive, 10th floor (Address) St. Louis (City) MO (State) 63101 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

kls 2/14

OATH OR AFFIRMATION

I, Anthony L. Guerrerio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wedgewood Partners, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE.

Signature

PRESIDENT

Title

Notary Public

Aimee R. Bishop - Notary Public
Notary Seal, State of
Missouri - Jefferson County
Commission #07388028
My Commission Expires 6/12/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wedgewood Partners, Inc.
Statement of Financial Condition
December 31, 2010

Assets

Cash	$ 199,958
Marketable securities, at fair value	789,889
Receivable from clearing organization	36,711
Prepaid expenses	21,526
Deferred income taxes	18,000
Equipment and leasehold improvements, net	31,916
Total Assets	$ 1,098,000

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 38,470
Income taxes payable	29,200
Total Liabilities	67,670
Stockholders' Equity	
Common stock, $1 par value	
Authorized - 150,000 shares	
Issued and outstanding - 110,909 shares	110,909
Additional paid-in capital	673,475
Retained earnings	245,946
Total Stockholders' Equity	1,030,330
Total Liabilities and Stockholders' Equity	$ 1,098,000

Wedgewood Partners, Inc.
Statement of Income
Year Ended December 31, 2010

Revenues	
Commissions	$ 362,973
Investment company shares	62,314
Investment advisory fees	3,490,572
Interest and dividends	50,520
Other income	8,513
	3,974,892
Expenses	
Employee compensation and benefits	2,946,811
Data communication expenses	196,396
Operating expenses	427,860
Occupancy expenses	164,058
Clearance fees	97,643
Other expenses	575
	3,833,343
Income Before Income Taxes	141,549
Provision for Income Taxes	75,922
Net Income	$ 65,627

Wedgewood Partners, Inc.

Statement of Changes In Stockholders' Equity

Year Ended December 31, 2010

	Common Stock		Additional		
	Number of Shares	Amount of Stock	Paid-In Capital	Retained Earnings	Total
December 31, 2009	110,909	$ 110,909	$ 673,475	$ 180,319	$ 964,703
Net income	-	-	-	65,627	65,627
December 31, 2010	110,909	$ 110,909	$ 673,475	$ 245,946	$ 1,030,330

Wedgewood Partners, Inc.
Statement of Cash Flows
Year Ended December 31, 2010

Cash Flows From Operating Activities	
Net income	$ 65,627
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	42,644
Deferred income taxes	(12,900)
(Increase) decrease in assets:	
Marketable securities	(578,369)
Deposit with clearing organization	103,572
Receivable from clearing organization	(1,461)
Receivables from customers	10,620
Prepaid expenses	(9,237)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	30,134
Income taxes payable	9,450
Net Cash Used in Operating Activities	(339,920)
Decrease in cash	(339,920)
Cash, Beginning of year	539,878
Cash, End of year	$ 199,958

Supplemental Disclosures of Cash Flow Information:	
Cash paid for:	
Income taxes	$ 79,372

A. Nature of Operations and Basis of Presentation

Nature of Operations

Wedgewood Partners, Inc. (the Company) was incorporated May 25, 1988 with its principal activity being a broker of stocks, bonds, mutual funds and other securities. The Company also provides investment advisory services and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company's services are provided primarily in the St. Louis, Missouri metropolitan area.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company was in compliance with both of the above-stated net capital rules.

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires that $100,000 of cash and/or securities be maintained with the broker-dealer. At December 31, 2010, the Company has $105,739 included in marketable securities relating to this requirement.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification, (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

B. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair value, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2 and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority.

Carrying amounts of certain financial instruments such as cash, and accounts payable and accrued expenses approximate fair value due to their short maturities.

Marketable Securities

Securities owned by the Company are considered trading securities, which are held for resale in anticipation of future market movements. These securities consist primarily of debt securities stated at fair value. The resulting difference between cost and market is included in income.

Securities transactions are recorded on the settlement-date basis. Commissions and related clearing expenses are recorded on the settlement-date basis as securities transactions occur.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed using straight line and accelerated methods over the estimated useful lives of the assets, which range from 3 to 7 years. Leasehold improvements are amortized over the shorter of the life of the related asset or the term of the lease.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash. Deposits at the bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. As of December 31, 2010, there were cash balances of $11,804 in excess of federally insured limits at the bank.

Investment Advisory Fee Income

The Company provides investment advisory services under contracts with various parties. Advisory fees are based on the net asset value of the assets under management at the beginning of each calendar quarter. Annual fees range from 0.45% to 1.5% of the net asset value of the assets under management.

Fee income is recorded as earned, with billed but uncollected amounts reflected as accounts receivable and amounts received but not earned reflected as deferred income.

Advertising

Advertising costs, which totaled $11,625 for the year ended December 31, 2010, are expensed as incurred and included in operating expenses.

Income Taxes

Income taxes are provided based on the asset and liability method of accounting. Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

Tax positions taken in the course of preparing the Company's tax returns are evaluated to determine whether these positions meet a "more-likely-than-not" standard that, based on the technical merits, have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes in the statement of income.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2007. As of and for the year ended December 31, 2010, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Subsequent Events

Management has evaluated subsequent events through February 1, 2011, the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

C. Marketable Securities

The following table sets forth, within the fair value hierarchy, the investments at fair value at December 31, 2010:

		Fair Value Measurements		
	Total	Level 1	Level 2	Level 3
Money market funds	$ 658,393	$ 658,393	$ -	$ -
Municipal bonds	25,757	-	25,757	-
Government bonds	75,559	-	75,559	-
Mutual funds	30,180	25,195	4,985	-
	$ 789,889	$ 683,588	$ 106,301	$ -

Level 1 investments consist of publicly traded securities. These securities are traded on national exchanges and are stated at the last reported sales price on the day of valuation.

Level 2 investments consist of government and agency bonds. These securities are valued using evaluated pricing, which incorporates modeling techniques, information from extensive market sources, observed transaction data, credit quality information, perceived market movements, news, and other relevant information.

Realized gains of $3,985 and unrealized losses of $1,226 are included in other income in the statement of income.

D. Equipment and Leasehold Improvements

Equipment and leasehold improvements at December 31, 2010, is as follows:

Leasehold improvements	$	178,818
Furniture and equipment		330,895
Computer software		10,974
Computer hardware		9,584
Artwork		15,244
		545,515
Less accumulated depreciation and amortization		513,599
	$	31,916

Depreciation and amortization charged against income amounted to $42,644 for the year ended December 31, 2010.

E. Retirement Plan

The Company has a contributory profit sharing plan covering eligible full-time employees which qualifies under Section 401(k) of the Internal Revenue Code. The plan provides for discretionary and matching contributions by the Company in such amounts as the Board of Directors may annually determine. The Company made contributions of $173,654 in 2010.

F. Income Taxes

The provision for income taxes is as follows:

Current	$	88,822
Deferred		(12,900)
Total Provision	$	75,922

Deferred income tax assets and liabilities are computed for temporary differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax assets to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

The principal sources of temporary differences in accounting for financial statement and income tax purposes consist of limitations on expense deductions and different depreciation methods used for tax purposes, but not for financial statement purposes.

At December 31, 2010 the Company has federal tax credit carryforwards of approximately $25,000 that will begin to expire in 2012, if not utilized.

G. Risk Associated with Financial Instruments

In the normal course of business, the Company's customer and clearing agent clearance activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

H. Operating Leases

The Company leases office space under a non-cancelable operating lease. The total future minimum rental commitments required under the non-cancelable operating lease are as follows:

December 31,	
2011	$ 50,185
	$ 50,185

Rent expense amounted to $121,099 for the year ended December 31, 2010.

Wedgewood Partners, Inc.

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

Schedule 1

December 31, 2010

Total Stockholders' Equity	$ 1,030,330
Less non-allowable assets:	
Equipment and leasehold improvements, net	31,916
12b-1 Fees receivable from clearing organization	1,686
Other assets	39,526
Total non-allowable assets	73,128
Net capital before haircuts on securities positions	957,202
Haircuts on securities:	
Exempt securities	5,579
Other securities	17,695
Total haircuts on securities	23,274
Net Capital	$ 933,928
Aggregate Indebtedness	$ 67,670
Computation of Basic Net Capital Requirement	
Minimum dollar net capital requirement	$ 250,000
Excess net capital	$ 683,928
Excess net capital at 1000% (as defined on FOCUS report)	$ 927,161
Ratio of aggregate indebtedness to net capital	.0725 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA FOCUS Report.

Wedgewood Partners, Inc.

Exemptive Provision Under Rule 15c3-3

Schedule 2

December 31, 2010

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation For Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating To The Possession or Control Requirement Under Rule 15c3-3" are inapplicable.

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Wedgewood Partners, Inc. as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Anders Minkler & Diehl LLP

February 1, 2011

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Wedgewood Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Wedgewood Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Wedgewood Partners, Inc.'s management is responsible for Wedgewood Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended and should not be used by anyone other than these specified parties.

February 1, 2011

SIPC-7 (31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (31-REV 5/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Wedgewood Partners, Inc.
9909 Clayton Road, Suite 103
Saint Louis, MO 63124
Month 12/10

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 9,530.44

B. Less payment made with SIPC-6 filed (exclude interest) (4,665.38)
7/19/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,865.06

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,865.06

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,865.06

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wedgewood Partners, Inc.
(Name of Corporation, Partnership or other organization)

Anthony Guerrerio
(Authorized Signature)

Dated the 19th day of January, 20 10.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01, 2010 and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,974,892
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	1,226
Total additions	1,226
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	62,314
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	97,643
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	3,985
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	163,942
2d. SIPC Net Operating Revenues	$ 3,812,176
2e. General Assessment @ .0025	$ 9,530.44

(to page 1 but not less than $150 minimum)

WEDGEWOOD PARTNERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT

Contents

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Report

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Wedgewood Partners, Inc. as of December 31, 2010, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wedgewood Partners, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

February 1, 2011

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com